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                                                               Filed pursuant to
                                                                  Rule 424(b)(3)
                                                                      333-185333

             METLIFE INSURANCE COMPANY USA SHIELD LEVEL SELECTOR/SM/

                          SUPPLEMENT DATED MAY 1, 2015
                      TO THE PROSPECTUS DATED MAY 1, 2013

This supplement revises and, to the extent inconsistent therewith, replaces information contained in the Prospectus. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the Prospectus. It should be read in its entirety and kept together with your Prospectus for future reference. If you have any questions or would like a copy of the Prospectus, please contact us at 1-800-343-8496, or write us at MetLife Insurance Company USA, 4700 Westown Parkway, Ste. 200, West Des Moines, Iowa 50266.

The Prospectus is revised as follows:

1.   "Free Look" is added to the "Special Terms" section on page 5 as follows:

     FREE LOOK. If you change your mind about owning the Contract, you can cancel it within a certain time period after receiving it. This is known as a "free look." Not all Contracts issued are subject to free look provisions under state law. We ask that you submit your request to cancel in writing, signed by you, to us (e.g., the Annuity Service Office) or to the agent who sold it. When you cancel the Contract within this free look period, we will not assess a Withdrawal Charge. Unless otherwise required by state law, you will receive whatever your Contract is worth on the day that we receive your cancellation request. The amount you receive may be more or less than your Purchase Payment depending upon the Shield Options you allocated your Purchase Payment to during the free look period. This means that you bear the risk of any decline in the Account Value of your Contract during the free look period. We do not refund any charges or deductions assessed during the free look period. In certain states, we are required to give back your Purchase Payment if you decide to cancel your Contract during the free look period.

2.   THE DEFINITION OF "GOOD ORDER" ON PAGE 6 AS IS REVISED AS FOLLOWS:

     GOOD ORDER.--A request or transaction generally is considered in "Good Order" if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone) along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes to the extent applicable to the transaction: your completed application; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Shield Options, or the Fixed Account if applicable, affected by the requested transaction; the signatures of all Contract Owners (exactly as indicated on the contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including

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     any spousal or Joint Owner's consents. With respect to purchase payments,
     Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your sales representative before submitting the form or request.

3.   THE DEFINITION OF "OWNER" ON PAGE 6 IS REVISED AS FOLLOWS:

     OWNER ("YOU", "YOURS"). The person(s) entitled to the ownership rights under the Contract. Subject to our administrative procedures, we may also permit ownership by a corporation (a type of non-natural person) or certain other legal entities. If Joint Owners are named, all references to Owner shall mean Joint Owners.

4. REPLACE THE 5/TH/ PARAGRAPH UNDER THE HEADING "THE ANNUITY CONTRACT" ON PAGE 14 WITH THE FOLLOWING:

     The Contract is intended for retirement savings or other long-term investment purposes. The Contract benefits from tax deferral. Tax deferral means that you are not taxed on Account Value or appreciation on the assets in your Contract until you take money out of your Contract. Non-qualified annuity Contracts (which are not retirement plans) owned by a non-natural person such as a corporation or certain other legal entities (other than a trust that holds the Contract as an agent for a natural person), do not receive tax deferral on earnings. In addition, for any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the Contract by a corporation, certain legal entities or within a qualified plan. (See "FEDERAL TAX CONSIDERATIONS.")

5. ADD THE FOLLOWING BULLET POINT AT THE END OF THE OTHER BULLETS UNDER THE HEADING PURCHASE PAYMENT" ON PAGE 16:

          o Corporations and other legal entities we approve, may purchase the Contract; however, we will not accept a Purchase Payment made by a corporation or other legal entity (other than a trust that holds the Contract as agent for a natural person) to fund any type of qualified or non-qualified retirement plan.

6.   ADD THE FOLLOWING UNDER "NON-QUALIFIED ANNUITY CONTRACTS" ON PAGE 40:

     NON-QUALIFIED ANNUITY CONTRACTS OWNED BY CORPORATIONS AND OTHER LEGAL ENTITIES

          Taxes on earnings are deferred until you take money out. Non-qualified annuity Contracts owned by a non-natural person, such as corporations or certain other legal entities (other than a trust that holds the Contract as an agent for a natural person), do not receive tax deferral on earnings.

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7.   REPLACE THE FIRST SENTENCE UNDER "OWNERSHIP PROVISIONS" ON PAGE 44 WITH
     THE FOLLOWING:

OWNER. You, as the Owner, have all the interest and rights under the Contract. Subject to our administrative procedures, we may also permit ownership by a corporation (a type of non-natural person) or other legal entity.

8. ADD THE FOLLOWING SECTIONS BEFORE THE "CONFIRMING TRANSACTIONS" SECTION ON PAGE 50.

                              CYBERSECURITY RISKS

     Our business is largely conducted through digital communications and data storage networks and systems operated by us and our service providers or other business partners (e.g., the portfolios and the firms involved in the distribution and sale of our products). For example, many routine operations, such as processing your requests and elections and day-to-day record keeping, are all executed through computer networks and systems. We have established administrative and technical controls and a business continuity plan to protect our operations against cybersecurity breaches. Despite these protocols, a cybersecurity breach could have a material, negative impact on MetLife, as well as you and your Contracts. Our operations also could be negatively affected by a cybersecurity breach at a third party, such as a governmental or regulatory authority or another participant in the financial markets. Cybersecurity breaches can be intentional or unintentional events, and can occur through unauthorized access to computer systems, networks or devices; infection from computer viruses or other malicious software code; or attacks that shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality. Cybersecurity breaches can interfere with our processing of contract transactions, including the processing of transfer orders from our website or with the portfolios; impact our ability to calculate values; cause the release and possible destruction of your confidential information or business information; or impede order processing or cause other operational issues. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage this risk at all times.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

Book 145                                                             May 1, 2015

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